March 15, 2006


Mr. Kyle Moffatt, Accountant Branch Chief
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549




Re: Response to your comment letter dated March 14, 2006

Dear Mr. Moffatt,



Please see our response to your comments related to the March 10, 2006 Form 8-K filing of Blue Wireless & Data, Inc. (the "Company"). We have responded in numerical order corresponding with your comments.

1. Comment: Please amend your Form 8-K report to include all of the information required by Item 304 of Regulation S-B, including a disclosure that indicates whether the board of directors recommended or approved the decision to change accountants.

     Response: Will comply. Contemporaneously herewith the Company is filing a revised Form 8-K that is responsive to the comments of the Staff of the Commission. Please note that the board of directors will recommend and/or approve any decision to engage new accountants (which has not yet occurred), and that recommendation and/or approval will be reflected in a separate filing on Form 8-K.

2. Comment: In addition, amend your report to disclose that your former accountant's audit reports for the last two years contained an explanatory paragraph expressing substantial doubt with respect to your ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-B.

     Response: Will comply. As noted above, the Company is filing a revised Form 8-K that is responsive to the comments of the Staff of the Commission.

3. Comment: You should also provide disclosure as contained in Item 304(a)(1)(iv)(A) which states verbatim if there were any disagreements with the former accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

     Response: Will comply. As noted above, the Company is filing a revised Form 8-K that is responsive to the comments of the Staff of the Commission.




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4.  Comment:  Please also note that the letter from your former accountant indicating whether or not it agrees with your disclosures in the Form 8-K should have been filed under Exhibit 16. To the extent that you amend your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether they agree with the statements made in your revised Form 8-K.

     Response: Will comply. As noted above, the Company is filing a revised Form 8-K that is responsive to the comments of the Staff of the Commission.


Please contact me if you have any questions regarding the responses to your comment letter.



Sincerely,



Scott Sewell
Chief Executive Officer